                                      Filed by BancorpSouth, Inc. pursuant to
                                      Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

                                      Subject Company: BancorpSouth, Inc.
                                      Commission File No.: 0-10826


                                EXPLANATORY NOTE

This filing pursuant to Rule 425 under the Securities Act of 1933 contains a form of correspondence mailed, and/or to be mailed, to certain shareholders of BancorpSouth, Inc., and a press release and certain investor presentation materials relating to an Agreement and Plan of Merger, dated as of April 16, 2000, between BancorpSouth, Inc. and First United Bancshares, Inc. The press release and investor presentation materials were previously included as exhibits to a Current Report on Form 8-K filed by BancorpSouth, Inc. on April 17, 2000.

                                 April 26, 2000


------------------------
------------------------
------------------------
------------------------


Dear ______________:

         I would like to give you an update of the facts concerning our recently announced agreement to acquire First United Bancshares. I am enclosing a copy of our press release and the presentation I made to banking stock analysts on Monday, April 17, 2000. I hope you will find this information helpful.

         First United Bancshares is a multi-bank holding company headquartered in El Dorado, Arkansas. The company consists of eleven subsidiary banks and one trust subsidiary in Arkansas, Louisiana, and Texas. The total assets of the company are just over $2.7 billion and total deposits are approximately $2.3 billion. The transaction is to be accounted for as a pooling of interests. We believe it is very attractively priced from our perspective as BancorpSouth shareholders. We currently expect that our operating earnings per share will be positively impacted in the first full year of operations.

         We are particularly pleased to be associating with bankers of the caliber of Jim Kelley, First United's CEO, and the outstanding staff which surrounds him. First United's three-state operation would bring to six the total number of states served by the new BancorpSouth, which would have assets of approximately $8.6 billion based on current totals. We expect the merger with First United will offer many exciting new opportunities for the sale of specialized banking services already available to BancorpSouth customers.

         While the marketplace is sometimes critical of acquisitions in today's banking environment, without exception, analysts who have commented to me on the transaction have had uniformly positive things to say. We're certainly gratified by this validation of our judgment. We believe this to be a great new opportunity for BancorpSouth as we seek to expand our footprint and become a Mid-South regional banking franchise.

         Thank you for your interest and your loyal support of our efforts on your behalf. We will keep you posted on this significant event as we proceed through the merger process.



                                                 Yours truly,


                                             /s/ Aubrey B. Patterson
                                             -----------------------------------
                                                Aubrey B. Patterson
                                                Chairman and CEO


ABP:cw

Enclosures

                  IMPORTANT FEDERAL SECURITIES LAW DISCLOSURE:

         Certain statements contained in this letter and the enclosures may not be based on historical facts and are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by their reference to a future period or periods or by the use of forward-looking terminology, such as "anticipate," "believe," "estimate," "expect," "may," "might," "will," "would," or "intend." These forward-looking statements include, without limitation, those relating to the Merger's positive impact on future earnings, accounting treatment and opportunities presented by the merger.

         We caution you not to place undue reliance on the forward-looking statements contained in this letter and the enclosures in that actual results could differ materially from those indicated in such forward-looking statements, due to a variety of factors. Those factors include, but are not limited to, failure to obtain required shareholder or regulatory approvals, the companies' failure to consummate the merger, inability to successfully integrate the companies after the merger, material adverse changes in the Companies' financial conditions, changes in economic conditions and government fiscal and monetary policies, fluctuations in prevailing interest rates, the ability of the BancorpSouth to compete with other financial services companies, changes in BancorpSouth's operating or expansion strategy, geographic concentration of BancorpSouth's assets, the ability of BancorpSouth to attract, train, and retain qualified personnel, the ability of BancorpSouth to effectively market its services and products, BancorpSouth's dependence on existing sources of funding, and other factors generally understood to affect the financial results of financial service companies, and other risks detailed from time to time in BancorpSouth's news releases and filings with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

         This letter and the enclosures may be deemed to be solicitation material with respect to the proposed merger of BancorpSouth and First United. BancorpSouth and its directors may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with such merger. Information concerning the participants in the solicitation is set forth in the definitive proxy statement filed by BancorpSouth with the Securities and Exchange Commission on March 31, 2000 for its 2000 annual meeting of shareholders. In connection with the proposed merger, BancorpSouth will file a registration statement on Form S-4 with the Securities and Exchange Commission. Shareholders of BancorpSouth and First United are encouraged to read the registration statement, including the joint proxy statement/prospectus that will be part of the registration statement, because it will contain important information about the merger, BancorpSouth and First United. After the registration statement is filed with the SEC, it will be available for free, both on the SEC's web site (www.sec.gov) and from BancorpSouth's and First United's corporate secretaries.

                                                                    NEWS RELEASE


FOR THE NEWS MEDIA:
         TO PARTICIPATE IN A 9:00 A.M. CDT, MONDAY, APRIL 17,
          TELE-NEWS CONFERENCE, DIAL TOLL-FREE 1-888-831-6081, CODE # 52031

FOR ANALYSTS:
         TO PARTICIPATE IN A 10:00 A.M., CDT, MONDAY, APRIL 17,
         ANALYSTS PRESENTATION, DIAL TOLL-FREE 1-800-857-4882, CODE # 57376


        Financial Contact:   BancorpSouth, L. Nash Allen, 662-680-2330
                             First United, John Copeland, 870-863-3181
        Media Contact:       BancorpSouth:     Harry Baxter, 662-680-2410
                                               Randy Burchfield, 662-680-2216
                             First United, Cindy Alphin, 870-863-3181, #332
        On-line:             www.bancorpsouth.com


         FOR IMMEDIATE RELEASE                                April 17, 2000

                  BANCORPSOUTH AND FIRST UNITED BANCSHARES
                           ANNOUNCE MERGER AGREEMENT


EL DORADO, Ark. and TUPELO, Miss. - April 17, 2000 - BancorpSouth, Inc. (NYSE:
BXS) and First United Bancshares, Inc. (NASDAQ: UNTD) said today they have signed a definitive agreement for the merger of BancorpSouth and First United, which would create a six-state regional financial services company.

Under the terms of the agreement which has been approved by the boards of both companies, First United stockholders would receive 1.125 shares of BancorpSouth common stock in exchange for each share of First United stock. The transaction, based on BancorpSouth's closing stock price of $16.00 on April 14, 2000, values each First United share at $18.00, or a premium to First United's closing price on April 14th of approximately 43%, for a total transaction value of approximately $455 million.

The transaction is expected to be completed in the third quarter of this year and to be accounted for as a pooling of interests. Approval of banking regulators and both BancorpSouth and First United shareholders is required. The transaction is expected to be tax-free for First United stockholders. Each party has granted the other an option to purchase up to 19.9% of its outstanding shares in certain circumstances. BancorpSouth expects to incur related after-tax merger and restructuring charges of approximately $20 million. The merger is expected to be accretive to earnings in 2001.

First United, based in El Dorado, Ark., at year-end 1999 had $2.7 billion in assets. It operates 11 affiliate banks and a non-bank subsidiary, First United Trust Company N.A., from 69 banking locations with approximately 1,000 employees in Arkansas, Louisiana and Texas. The company has a strong position in the major markets it serves.

"We are dedicated to our communities, our employees and our shareholders. That is why this merger is such a good fit. BancorpSouth, like First United, has always been very close to the people and communities it serves," said James V. Kelley, Chairman of the Board, President and CEO of First United. "BancorpSouth serves similar markets in Mississippi, Alabama and Tennessee to the ones we serve in Arkansas, Louisiana and Texas. The level of technology and information systems that BancorpSouth brings to this merger would enhance our ability to identify and meet the needs of our customers. BancorpSouth is an ideal partner for us."

"First United's dedicated staff has earned a reputation for expertise and service in its market area. Our similarities are many, and the merging of our companies is an excellent opportunity for us all. Just like First United, we take pride in the fact that we are close to the communities we serve," said Aubrey B. Patterson, Chairman and CEO of BancorpSouth. "We both understand the importance of building long lasting relationships with our customers. In fact, our success and profitability depend on our ability to add value in the lives of our stakeholders - our employees, our shareholders and our customers. By uniting our energies, our bank will leave a regional footprint over six states."

Kelley would become president and chief operating officer of BancorpSouth after the merger, while Patterson would continue as Chairman and CEO. On a combined basis, BancorpSouth would have 13 members on its board of directors, of which four would come from the current First United Board. The definitive agreement with regard to the transaction has been signed. Each party performed due diligence on the other during the week of April 10th. An additional three-week due diligence period will commence upon the announcement of the transaction during which either party will have the right to terminate the transaction only in the event of a material difference in expectations based upon information presented in the companies' 10-Ks for 1999.

The combined company would have assets of approximately $8.6 billion, deposits of $7.25 billion and shareholders' equity of $758 million. It would operate in Alabama, Arkansas, Louisiana, Mississippi, Tennessee and Texas. The merger would make BancorpSouth the largest Mississippi-based banking company in terms of total assets.

Headquartered in Tupelo, Miss., BancorpSouth is a financial services company with $5.8 billion in assets operating 167 banking and mortgage locations and 170 ATMs in 87 Mississippi, Tennessee and Alabama communities. The Company also provides investment services through its subsidiary, BancorpSouth Investment Services Inc. and insurance services through BancorpSouth Insurance Services. BancorpSouth's common stock is traded on the New York Stock Exchange under the symbol BXS.

                                       ###

FORWARD-LOOKING STATEMENTS

CERTAIN STATEMENTS CONTAINED IN THIS NEWS RELEASE MAY NOT BE BASED ON HISTORICAL FACTS AND ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THESE FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY THEIR REFERENCE TO A FUTURE PERIOD OR PERIODS OR BY THE USE OF FORWARD-LOOKING TERMINOLOGY, SUCH AS "ANTICIPATE," "BELIEVE," "ESTIMATE," "EXPECT," "MAY," "MIGHT," "WILL," "WOULD," OR "INTEND." THESE FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, THOSE RELATING TO THE COMPANY'S FUTURE CHANGES, THE ACCRETIVE EFFECT OF THE MERGER, ACCOUNTING AND TAX TREATMENTS OF THE MERGER AND THE EFFECTS OF THE MERGER.

WE CAUTION YOU NOT TO PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE IN THAT ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE INDICATED IN SUCH FORWARD-LOOKING STATEMENTS, DUE TO A VARIETY OF FACTORS. THOSE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, FAILURE TO OBTAIN REQUIRED SHAREHOLDER OR REGULATORY APPROVALS, THE COMPANIES' FAILURE TO CONSUMMATE THE MERGER, INABILITY TO SUCCESSFULLY INTEGRATE THE COMPANIES AFTER THE MERGER, MATERIALLY ADVERSE CHANGES IN THE COMPANIES' FINANCIAL CONDITIONS, CHANGES IN ECONOMIC CONDITIONS AND GOVERNMENT FISCAL AND MONETARY POLICIES, FLUCTUATIONS IN PREVAILING INTEREST RATES, THE ABILITY OF THE COMPANY TO COMPETE WITH OTHER FINANCIAL SERVICES COMPANIES, CHANGES IN THE

COMPANY'S OPERATING OR EXPANSION STRATEGY, GEOGRAPHIC CONCENTRATION OF THE COMPANY'S ASSETS, THE ABILITY OF THE COMPANY TO ATTRACT, TRAIN, AND RETAIN QUALIFIED PERSONNEL, THE ABILITY OF THE COMPANY TO EFFECTIVELY MARKET ITS SERVICES AND PRODUCTS, THE COMPANY'S DEPENDENCE ON EXISTING SOURCES OF FUNDING, AND OTHER FACTORS GENERALLY UNDERSTOOD TO AFFECT THE FINANCIAL RESULTS OF FINANCIAL SERVICE COMPANIES, AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S NEWS RELEASES AND FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. WE UNDERTAKE NO OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE ON WHICH SUCH STATEMENTS WERE MADE.

THIS NEWS RELEASE MAY BE DEEMED TO BE SOLICITATION MATERIAL WITH RESPECT TO THE PROPOSED MERGER OF BANCORPSOUTH AND FIRST UNITED. BANCORPSOUTH AND ITS DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES WITH RESPECT TO A SHAREHOLDER MEETING TO BE HELD IN CONNECTION WITH SUCH MERGER. BANCORPSOUTH'S DIRECTORS INCLUDE SHED H. DAVIS, HASSELL H. FRANKLIN, FLETCHER H. GOODE, M.D.,
W. G. HOLLIMAN, JR., A. DOUGLAS JUMPER, TURNER O. LASHLEE, AUBREY B. PATTERSON, ALAN W. PERRY, TRAVIS E. STAUB, ANDREW R. TOWNES, D.D.S. AND LOWERY A. WOODALL. AS OF JANUARY 31, 2000, HASSELL H. FRANKLIN WAS THE BENEFICIAL OWNER OF APPROXIMATELY 923,461 SHARES OF BANCORPSOUTH COMMON STOCK (OR APPROXIMATELY 1.61% OF THE OUTSTANDING SHARES OF BANCORPSOUTH COMMON STOCK), AND EACH OF THE OTHER DIRECTORS OF BANCORPSOUTH BENEFICIALLY OWNED LESS THAN 1% OF THE OUTSTANDING SHARES OF BANCORPSOUTH COMMON STOCK. FIRST UNITED AND ITS DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES WITH RESPECT TO A SHAREHOLDER MEETING TO BE HELD IN CONNECTION WITH SUCH MERGER. FIRST UNITED'S DIRECTORS INCLUDE E. LARRY BURROW, CLAIBORNE P. DEMING, AL GRAVES, JR., TOMMY HILLMAN, JAMES V. KELLEY, ROY E. LEDBETTER, MICHAEL F. MAHONY, RICHARD H. MASON, JACK W. MCNUTT, GEORGE F. MIDDLEBROOK, III, R. MADISON MURPHY, ROBERT C. NOLAN, CAL PARTEE, JR., CAROLYN TENNYSON AND JOHN D. TRIMBLE, JR. AS OF FEBRUARY 1, 2000, CLAIBORNE P. DEMING, R. MADISON MURPHY, ROBERT C. NOLAN AND CAL PARTEE, JR. WERE THE BENEFICIAL OWNERS, RESPECTIVELY, OF APPROXIMATELY 393,290 (1.55%), 602,440 (2.38%), 531,756 (2.10%) AND 465,506 (1.84%) SHARES OF FIRST UNITED
BANCSHARES, INC. COMMON STOCK AND EACH OF THE OTHER DIRECTORS OF FIRST UNITED BENEFICIALLY OWNED LESS THAN 1% OF THE OUTSTANDING SHARES OF FIRST UNITED COMMON STOCK. JAMES V. KELLEY HAS ENTERED INTO A STOCK BONUS AGREEMENT AND A CHANGE OF CONTROL AGREEMENT WITH BANCORPSOUTH WHICH WILL BE EFFECTIVE UPON CLOSING OF THE MERGER.

         IN CONNECTION WITH THE PROPOSED MERGER, BANCORPSOUTH WILL FILE A REGISTRATION STATEMENT ON FORM S-4 WITH THE SECURITIES AND EXCHANGE COMMISSION. SHAREHOLDERS OF BANCORPSOUTH AND FIRST UNITED ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER, BANCORPSOUTH AND FIRST UNITED. AFTER THE REGISTRATION STATEMENT IS FILED WITH THE SEC, IT WILL BE AVAILABLE FOR FREE, BOTH ON THE SEC'S WEB SITE (WWW.SEC.GOV) AND FROM BANCORPSOUTH'S AND FIRST UNITED'S CORPORATE SECRETARIES.


                                       ###

                         Investor Presentation Materials

                              [LOGO BANCORPSOUTH]


                                 EXPANDING THE
                              MID-SOUTH FINANCIAL
                               SERVICES PLATFORM

                         FIRST UNITED BANCSHARES, INC.


                                 April 17, 2000

                            Forward Looking Statement


The forward-looking statements being made today are subject to risks and uncertainties. The actual results of BancorpSouth, Inc. ("BancorpSouth") and First United Bancshares, Inc. ("First United") may differ materially from those set forth in such forward-looking statements. Reference is made to BancorpSouth's and First United's reports filed with the Securities and Exchange Commission for a discussion of factors that may cause such differences to occur.

                              Key Transaction Terms


Fixed Exchange Ratio:                        1.125 BancorpSouth shares per First United Share

Purchase Price per First United Share:       $18.00(1)

Transaction Value:                           $460 million(1)(2)

Implied Market Premium:                      42.6%(3)

Pro Forma Market Capitalization:             $1,375 million

Company Name:                                BancorpSouth, Inc.

Headquarters:                                Tupelo, MS

Board Representation:                        4 Additional Directors from First United (Total of 13)

Executive Management:                        Aubrey B. Patterson, Chairman & CEO

                                             James V. Kelley, President & COO

                                             L. Nash Allen Jr., CFO

(1) Based on BancorpSouth share price of $16.00 as of April 14, 2000
(2) Based on 25.6 million fully diluted First United shares outstanding as of December 31, 1999
(3) Based on First United price of $12.625 on April 14, 2000

                              Key Structural Terms


Transaction Structure:              Pooling-of-interests
                                    Tax-free exchange of shares

Ownership Split:                    66.8% BXS / 33.2% UNTD

Lock-up Option:                     Cross lock-ups of 19.9%, struck at market

Expected Closing:                   3Q 2000

Expected Merger-Related Charges:    $31 M pre-tax, $20 M after-tax

Due Diligence:                      Pre-signing - Week of April 10, 2000
                                    Post-signing - Completed by May 8, 2000

Required Approvals:                 Regulatory:
                                    - Federal Reserve
                                    - FDIC
                                    - OCC
                                    - States of Mississippi, Arkansas, Louisiana & Texas

                                     BancorpSouth and First United Shareholders

                         FIRST UNITED BANCSHARES, INC.


         - First United Bancshares, Inc. is a multi-bank holding company that operates 11 subsidiary banks and 1


         -        62 branches throughout Arkansas, Northern Louisiana and
                  Eastern Texas

         - At December 31, 1999, First United had total consolidated assets of $2.7 billion, loans of $1.5 billion,


         - Today announced 1st-Quarter 2000 earnings of $0.34 per share, a 6.3% increase over 1st-Quarter 1999

                             TRANSACTION RATIONALE


-        Entry into Attractive New Markets

-        Leveraging First United's Branch Network

-        Strong Management Additions

-        Fairly Priced Transaction

-        Financially Attractive

-        History of Successful Merger Integration and Customer Retention

-        Exciting Opportunity

                     BUILDING A SIX STATE REGIONAL PLATFORM


                                     [MAP]


                           Pro Forma Deposits by State


                  State                 Deposits      % of Total
                                        --------      ----------
                  Mississippi            $3,367          48.2%
                  Arkansas                1,520          21.8
                  Tennessee                 825          11.8
                  Alabama                   525           7.5
                  Texas                     486           7.0
                  Louisiana                 256           3.7
                                         ------         -----
                  Total:                 $6,979         100.0%
                                         ======         =====


            MORE THAN HALF OF PRO FORMA DEPOSITS OUTSIDE HOME STATE


SOURCE: SNL SECURITIES; DATA AS OF JUNE 30, 1999.

                       ENTRY INTO ATTRACTIVE NEW MARKETS

         DIVERSIFIED, GROWING MARKETS WITH AVERAGE MEDIAN INCOME GROWTH
                   RATES ABOVE THE NATIONAL AVERAGE OF 12.2%



                                                    MARKET
                                                    SHARE           MEDIAN INCOME
                                     DEPOSITS        RANK           GROWTH RATE (2)          MAJOR INDUSTRIES
                                     --------       ------          ---------------          ----------------
Tupelo, MS(1)                         $433.4          1                 24.2%                 Mfg./Healthcare
Hattiesburg, MS                        408.4          1                 14.0             Education/Healthcare
Jackson, TN                            288.1          1                 18.7             Mfg./Retail Services
Fort Smith, AR-OK                      469.3          2                 13.1            Healthcare/Light Mfg.
Jackson, MS                            486.6          3                 16.4               Telecom/Government
Biloxi-Gulfport, MS                    255.8          4                 15.4                 Tourism/Military
Memphis, TN-AR-MS                      488.0          6                 15.3              Distribution Center
Shreveport-Bossier City, LA            104.8          6                 14.8                   Tourism/Energy
Monroe, LA                              74.3          6                 12.4            Agriculture/Education
Birmingham, AL                         206.3         11                 15.9                    Manufacturing


(1) City of Tupelo and surrounding counties
(2) Source: SNL Branch Migration; growth rates span 2000-2004

                  CHANGING THE REGIONAL COMPETITIVE LANDSCAPE



            MARKET                                                 MARKET
RANK     INSTITUTION                  DEPOSITS        BRANCHES      SHARE         CAPITALIZATION(1)(1)
         -----------                  --------        --------     ------         --------------------
  1      Regions                       $11,556           293         6.4%.             $  4,563
  2      AmSouth                         9,559           257         5.3.                 5,708
  3      Union Planters                  8,149           307         4.5.                 3,859
-----------------------------------------------------------------------------------------------
  4      BXS/UNTD PRO FORMA              6,979           229         3.9.                 1,375
-----------------------------------------------------------------------------------------------
  4      First Tennessee                 6,971            71         3.9.                 2,395
  5      SouthTrust                      6,712            94         3.7.                 4,164
  6      BANCORPSOUTH                    4,717           167         2.6.                   915
  7      Bank of America                 4,209           101         2.3.                83,138
  8      Trustmark                       3,848           139         2.1.                 1,253
  9      Hibernia                        3,122            80         1.7.                 1,642
  10     National Commerce               2,841            46         1.6.                 1,920
  12     FIRST UNITED BANCSHARES         2,262            62         1.3.                   323


N.B. Region defined as pro forma MSA's of BancorpSouth and First United
(1) Fully diluted market capitalizations as of April 14, 2000
Source: SNL Branch Migration data as of June 30, 1999

                    LEVERAGING FIRST UNITED'S BRANCH NETWORK


-        Expanded product offerings for all First United customers:

         - Commercial Insurance

         - Life Insurance

         - Trust and Brokerage

         - Mortgage Banking

         - Credit & Debit Cards

         - Leasing

         - Cash Management

         - Student Loans


- Successful implementation of STAR sales and service process into First United markets

- First United low cost funding (20 bps advantage vs. BancorpSouth) used to support loan growth throughout BancorpSouth existing markets

               APPLYING FIRST UNITED'S EXCESS LIQUIDITY & CAPITAL


-        Redeployment of excess liquidity into higher-yielding assets

         -        First United has AFS securities of $729 million, yielding
                  6.21%

         -        First United has a loan to deposit ratio of 66.1%


- Pick-up in BancorpSouth capital ratios can be leveraged in future purchase accounting acquisitions or balance sheet growth


                               BancorpSouth           Pro Forma        Pick-Up
                               ------------           ---------        -------
        Leverage Ratio              8.34%             8.76%             42 bps
        Total Capital Ratio         12.80             13.67             87
        Tier 1 Capital Ratio        11.49             12.70             121

                          STRONG MANAGEMENT ADDITIONS


-        James V. Kelley, 50

         -        First United CEO since 1985

         -        President and COO of the combined company

         -        Executive management expertise

-        Regional chairmen from First United:

        -  John Robert Graves         South Arkansas Region

        -  Jim Harwood                North and West Arkansas Region

        -  Gordon Lewis               Texas and Louisiana Region

-        Knowledge of local markets

-        Help facilitate transition and retention of customers

                           FAIRLY PRICED TRANSACTION

                                    TRANSACTION       COMPARABLE        TRANSACTION/
                                    MULTIPLES           MEDIAN           COMPARABLES
Price as Multiple of:

         LTM Normalized EPS(1)      13.6x                14.7x              93%

         Forward EPS(2)             12.9                 13.4               96

         Forward+1 EPS(2)           12.0                 12.2               98

Book Value(1)(3)                    1.74x                2.09x              83

Tangible Book Value(1)(3)           1.85                 2.39               77

Premium to Deposits(1)(3)           9.4%                 15.0%              63

Premium to Market(4)                42.6                 27.2               157



Note: Transactions include WFC / FSCO, NCBC / CCB and BBT / OV

(1)      Based on First United financial results for the year ended December 31,
         1999
(2)      Earnings based on median IBES estimates as of April 14, 2000
(3)      Book value includes the exercise of options
(4)      Based on First United price of $12.625 on April 14, 2000

                    RESTRUCTURING AND MERGER RELATED CHARGES


(Dollars in 000's, except per share amounts)


                                                          PROJECTED
                                                          ---------
AFTER TAX ESTIMATES                                   2000           2001
-------------------                                  -------         ------
Legal, Accounting & Consulting                       $ 3,525              --
Data Processing Write-Offs and Charges                 1,400           2,935
Change of Control, Retention & Other                   2,975             465
Recognition of Loss on Sale of Securities             12,400              --
     Total Charges                                   $20,300         $ 3,400

                               EARNINGS ACCRETIVE

(Dollars in 000's, except per share amounts)

                                                         PROJECTED
                                                         ---------
NET INCOME (AFTER TAX ESTIMATES)                    2000           2001
--------------------------------                  -------         ------
BancorpSouth Stand-alone (1)                      $ 83,000       $ 90,400
First United (1)                                    38,000         41,200
                                                  --------       --------
         Pro Forma Combined Income                $121,000       $131,600
Net Cost Savings                                       860          3,900
Increased Spread on AFS Securities (2)               2,200          2,200
Shift from HTM Securities to Loans(3)                  850          1,700
Other Fee Income                                       600          1,100
                                                  --------       --------
         Pro Forma Operating Income               $125,510       $140,500
                                                  --------       --------
Operating EPS Stand-alone (1)                     $   1.45       $   1.58
Operating EPS Pro Forma (4)                           1.46           1.64
         % Accretion/(Dilution)                        0.9%           3.8%

(1) Based on IBES estimates as of April 14, 2000 for both BancorpSouth and First United; 2002 earnings based on IBES long-term growth rate of 9.0% for BancorpSouth and 8.6% for First United
(2) Assumes $600 million of First United AFS securities portfolio is sold and redeployed at a 60 bps pre-tax gain in yield
(3) Assumes gradual shift from HTM portfolio to loans totaling $240 million by end of year 2002 at a 160 bps pre-tax gain in yield
(4) Based on a pro forma fully diluted average shares outstanding of 86.0 million

                    HISTORY OF SUCCESSFUL MERGER INTEGRATION
                             AND CUSTOMER RETENTION


================================================================================


                        Current /                                    Current /
                        Beginning                                    Beginning
                        Deposits(1)                                  Deposits(1)

1998                                  1995
----                                  ----
HomeBanc Corp.      AL                Wes-Tenn Bancorp       TN
The First Corp.     AL                Shelby Bank            TN      111.8%
Alabama Bancorp     AL     105.6%     First Federal Bank     MS
Merchants Capital   MS
                                      1994
                                      ----
1997                                  LF Bancorp             MS
----
Iuka Guaranty Bank  MS      98.2%
                                      1992
                                      Volunteer Bancshares   TN


In 1997, BancorpSouth successfully completed a charter consolidation process

(1) From announcement date to present

                            AN EXCITING OPPORTUNITY

================================================================================

         -        Entry into Attractive New Markets

         -        Leveraging First United's Branch Network

         -        Strong Management Additions

         -        Fairly Priced Transaction

         -        Financially Attractive

         -        History of Successful Merger Integration and Customer
                  Retention


                   EXCITING OPPORTUNITY FOR BANCORPSOUTH AND
                           FIRST UNITED SHAREHOLDERS

                                    APPENDIX




                        SUPPLEMENT FINANCIAL INFORMATION

PRO FORMA BALANCE SHEET

(Dollars in millions; data at Decembert 31, 1999)


                                                            BXS             UNTD            PRO FORMA
Cash & Equivalents                                        $    223         $    118         $    341
Securities                                                   1,186              976            2,162
Gross Loans                                                  4,054            1,488            5,542
    Allowance for Loan Losses                                  (56)             (19)             (74)
Intangibles & Other Assets                                     370              102               471
    Total Assets                                          $  5,777         $  2,666         $   8,443
Deposits                                                  $  4,815         $  2,252         $   7,067
Other Liabilities                                              464              155              619
Total Equity                                                   497              260              757
    Total Liabilities & Equity                            $  5,777         $  2,666         $  8,443
KEY RATIOS:
    Tier 1 Capital                                           11.49%           15.81%           12.70
    Total Capital                                            12.80            15.92            13.67
    Tangible Common                                           8.40             9.20             8.65
    Tier 1 Leverage                                           8.34             9.67             8.76

                           PRO FORMA INCOME STATEMENT

(Dollars in millions; for the year ended December 31, 1999; no cost savings assumed)


                                                   BXS             UNTD      PRO FORMA
                                                  -----           -----      ---------
         Net interest income after provision      $ 203           $ 102        $ 305
         Non-interest income                         79              20           99
                                                  -----           -----        -----
                  Total revenue (1)                 282             122          404
         Non-interest expense                      (178)            (68)        (245)
         Other expense                               (5)             (1)          (6)
                                                  -----           -----        -----
                  Pre-tax income                     99              52          151
         Tax Expense                                (30)            (19)         (49)
                                                  -----           -----        -----
                  Net income                      $  69           $  33        $ 102
                                                  =====           =====        =====
    Key Ratios:
         ROAA                                      1.26%           1.29%        1.26%
         ROACE                                     14.7            12.7         13.9
         Net interest margin                       4.28            4.39         4.32
         Efficiency ratio                          60.7            54.6         58.9
         Non-interest income/revenue               25.7            15.6         22.7

(1) Net of provision for loan losses

                      PRO FORMA LOAN & DEPOSIT COMPOSITION

                                                 ------------------       ------------------       ------------------
                                                        BXS                     UNTD                    PRO FORMA
                                                    ------------            --------------            -------------
                                                    $          %            $            %            $           %
                                                 ------------------       ------------------       ------------------

GROSS LOANS
   Commercial & Agriculture                      $  371         9.0%      $  341        22.9%      $  712        12.7%
   Commercial Real Estate                         1,408        34.1          492        32.9        1,900        33.8
   Consumer & Installment                           978        23.7          219        14.7        1,197        21.3
   Residential Real Estate                        1,043        25.3          437        29.3        1,480        26.3
   Lease Financing & Other                          331         8.0            4         0.3          335         6.0

DEPOSITS

Demand:
   Interest Bearing                              $1,075        22.3%      $  485        21.5%      $1,560        22.1%
   Non-Interest Bearing                             615        12.8          352        15.6          967        13.7
Savings                                             800        16.6          138         6.1          938        13.3
Time Deposit                                      2,326        48.3        1,277        56.7        3,603        51.0

N.B. Financial data as of December 31, 1999

                            PRO FORMA ASSET QUALITY


(Dollars in thousands; financial data at December 31, 1999)



                                          BXS               UNTD           PRO FORMA
                                        -------           -------          ---------

Non-accrual loans                       $ 5,150           $ 8,202           $13,352
Restructured loans                           91             1,034             1,125
Loans 90+ days past due                  14,378             2,933            17,311
                                        -------           -------           -------
      Non-performing loans               19,619            12,169            31,788
Other real estate owned                   7,764             3,418            11,182
                                        -------           -------           -------
      Non-performing assets             $27,383           $15,587           $42,970
                                        =======           =======           =======

KEY RATIOS:
Non-performing loans / loans               0.48%             0.82%             0.57%
Non-performing assets / assets             0.47              0.58              0.51
Allowance / NPL's                          2.84x             1.54x             2.34x
Allowance / NPA's                          2.03              1.20              1.73

N.B. Financial data as of December 31, 1999

                       FIRST UNITED HISTORICAL FINANCIALS



                                     1997              1998              1999             CAGR
                                 ----------        ----------        ----------          -----
Income Statement:
Net interest income              $     90.7        $     94.4        $    104.9           7.6%
Provision for losses                    5.2               3.2               3.1            NM
Non-interest income (1)                18.1              17.8              19.4           3.7
Non-interest expense                   68.0              65.3              67.9            NM
  Net income                     $     25.8        $     30.3        $     33.5          13.9%
Balance Sheet:
Total assets                     $  2,355.3        $  2,516.5        $  2,666.0           6.4%
Loans(2)                            1,213.3           1,353.2           1,488.4          10.8
Deposits                            1,990.2           2,134.0           2,251.6           6.4
Shareholders' equity                  234.5             255.6             259.7           5.2


(1) Excludes securities gains
(2) Net of unearned income

                     BANCORPSOUTH Q1 2000 INCOME STATEMENT

                                                                  -------------     -------------       ---------------
                                                                   THREE MONTHS     THREE MONTHS
                                                                  ENDED 3/31/00     ENDED 3/31/99       PERCENT CHANGE
                                                                  -------------     -------------       ---------------
Net interest income after provision                                 $   52.4          $   49.3               6.3%
Non-interest income                                                     21.5              20.1               7.0
                                                                    --------          --------
    Total revenue (1)                                                   73.9              69.4               6.5
Non-interest expense                                                   (46.6)            (46.9)              0.6
                                                                    --------          --------
    Pre-tax income                                                      27.3              22.5              21.3
Tax expense                                                             (9.2)             (6.2)            (48.4)
                                                                    --------          --------
    Net income                                                      $   18.2          $   16.3              11.7
                                                                    ========          ========
    Diluted EPS                                                     $   0.32          $   0.29              10.3

KEY RATIOS:
    ROAA (2)                                                            1.25%              1.25%
    ROACE (2)                                                           14.7              14.4
    Net interest margin (2)                                             4.21              4.29
    Efficiency ratio                                                    60.3              64.7
    Non-interest income/revenue (1)                                     29.1              29.0

(1) Net of provision for loan losses
(2) Annualized

                     FIRST UNITED Q1 2000 INCOME STATEMENT

                                                                  -------------     -------------       ---------------
                                                                   THREE MONTHS     THREE MONTHS
                                                                  ENDED 3/31/00     ENDED 3/31/99       PERCENT CHANGE
                                                                  -------------     -------------       ---------------

Net interest income after provision                                 $   24.5          $   23.6               3.8%
Non-interest income                                                      5.0               4.8               4.2
                                                                    --------          --------
    Total revenue (1)                                                   29.5              28.4               3.9
Non-interest expense                                                   (17.6)            (16.7)             (5.4)
                                                                    --------          --------
    Pre-tax income                                                      11.9              11.7               1.7
Tax expense                                                             (3.4)             (3.6)              5.6
                                                                    --------          --------
Net income                                                          $    8.5          $    8.1               4.9
                                                                    ========          ========
    Diluted EPS                                                     $   0.34          $   0.32               6.3

KEY RATIOS:
    ROAA (2                                                             1.30%             1.29%
    ROACE (2)                                                           13.0              12.7
    Net interest margin (2)                                             4.32              4.40
    Efficiency ratio                                                    57.1              57.3
    Non-interest income/revenue (1)                                     20.4              16.9

(1) Net of provision for loan losses
(2) Annualized